Exhibit 99.1

Gridsum Reports Unaudited Financial Results for First Half of 2020

BEIJING, December 7, 2020 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today reported its unaudited financial results for the six months ended June 30, 2020.

First Half of 2020 Highlights

•                  Net revenues increased 1% to RMB129.4 million (US$18.3 million), from RMB128.4 million in the comparable period of 2019.

•                  Net loss attributable to Gridsum’s ordinary shareholders was RMB180.7 million (US$25.6 million), compared with RMB284.9 million in the same period of 2019.

First Half of 2020 Financial Results

REVENUES: Net revenues increased 1% to RMB129.4 million (US$18.3 million) from RMB128.4 million in the comparable period of 2019.

Enterprise revenues were RMB81.9 million (US$11.6 million), representing a decrease of 31% compared with the comparable period in 2019, primarily due to the Company’s ongoing strategic restructuring towards a focus on higher growth and ultimately higher margin solutions such as Legal and IIoT solution services. Enterprise revenues were also impacted by a softening Chinese macroeconomic environment and a decrease in consumer demand.

E-Government and other revenues increased 307% to RMB48.5 million (US$6.9 million) from RMB11.9 million in the comparable period of 2019. The increase was primarily due to the rapid growth of the Company’s Legal solutions business, which accounted for a double-digit percentage of total revenues in the first half of 2020, compared to a low single-digit percentage of total revenues in the comparable period of 2019.

COST OF REVENUES: Cost of revenues increased 18% to RMB44.6 million (US$6.3 million), compared with RMB37.8 million in the comparable period of 2019.

GROSS PROFIT AND GROSS MARGIN: Gross profit decreased 6% to RMB84.8 million (US$12.0 million) from RMB90.6 million in the comparable period of 2019. Gross margin decreased to 65.5% from 70.6%, mainly due to the change in revenue mix from our strategic restructuring combined with the inherently time-lagged nature of costs versus revenues.

OPERATING EXPENSES: Total operating expenses decreased 38% to RMB232.4 million (US$32.9 million) from RMB374.8 million in the comparable period of 2019, reflecting the Company’s continued change in business mix and other impacts associated with the Company’s continued strategic restructuring.

•                  Sales and marketing expenses decreased 36% to RMB48.3 million (US$6.8 million) from RMB75.0 million in the comparable period of 2019. The decrease was primarily due to a RMB18.3 million decrease in staff costs, a RMB4.3 million decrease in entertainment expenses, and a RMB2.3 million decrease in travel expenses.

•                  Research and development expenses decreased 49% to RMB94.1 million (US$13.3 million) from RMB183.1 million in the comparable period of 2019. The decrease primarily reflected the Company moving past the peak of front-end investment into its industrial AI and IIoT platforms.

•                  General and administrative expenses decreased 23% to RMB90.0 million (US$12.7 million) from RMB116.8 million in the comparable period of 2019. The decrease was primarily due to a RMB9.8 million decrease in staff costs.

LOSS FROM OPERATIONS: Loss from operations was RMB147.6 million (US$20.9 million), compared with RMB284.2 million in the comparable period of 2019.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders was RMB180.7 million (US$25.6 million), compared with RMB284.9 million in the comparable period of 2019.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expenses, was RMB159.7 million (US$22.6 million), compared with RMB253.5 million in the comparable period of 2019.

EBITDA: Loss before interest, income tax, depreciation and amortization was RMB125.5 million (US$17.8 million), compared with RMB275.4 million in the comparable period of 2019.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB104.4 million (US$14.8 million), compared with RMB244.0 million in the comparable period of 2019.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB5.22 (US$0.74), compared with RMB8.30 in the comparable period of 2019.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders was RMB4.61 (US$0.65), compared with RMB7.39 in the comparable period of 2019.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the first half of 2020 was 34,622,313. As of June 30, 2020, the total number of ordinary shares outstanding was 34,658,013.

Balance Sheet

As of June 30, 2020, the Company had cash and cash equivalents of RMB10.4 million (US$1.5 million), and restricted cash of RMB0.04 million (US$0.006 million).

Recent Developments

Going-Private Transaction

On October 1, 2020, the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gridsum Corporation (“Parent”), and Gridsum Growth Inc., a wholly owned Subsidiary of Parent (“Merger Sub”), pursuant to which the Company will be acquired by an investor consortium led by Mr. Guosheng Qi (the “Chairman”), chairman of the board of directors of the Company (the “Consortium”) in an all-cash transaction that values the Company’s equity at approximately US$75.5 million (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$2.00 in cash without interest, and each outstanding American depositary share of the Company (each, an “ADS,” representing one class B ordinary share of the Company) will be cancelled in exchange for the right to receive US$2.00 in cash without interest, except for (a) Shares (including Shares represented by ADSs), Company’s options and restricted share unit awards owned by the Chairman, Mr. Guofa Yu and their affiliates (the “Rollover Securityholders”) which will be rolled over in the transaction, (b) Shares (including Shares represented by ADSs ) owned by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their direct or indirect wholly-owned subsidiaries, (c) Shares (including Shares represented by ADSs ) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of Company’s options and/or restricted share unit awards, and (d) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

KANG BO SI NAN (BEIJING) TECHNOLOGY CO., LTD., a company formed by the Consortium and the sole shareholder of Parent (“KBSN”), and the Rollover Securityholders intend to fund the Merger with a combination of rollover equity and cash, and KBSN has delivered copy of an executed equity commitment letter to the Company.

The Board, acting upon the unanimous recommendation of a committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close in the first quarter of 2021 and is subject to customary closing conditions, including the receipt of certain PRC governmental approvals and the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders. The Rollover Securityholders have each agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 68% of the voting rights attached to the outstanding Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company, and its ADSs will no longer be listed on The Nasdaq Global Select Market.

On November 24, 2020 The Company filed with the U.S. Securities and Exchange Commission a Schedule 13E-3 transaction statement, which attached as an exhibit a preliminary proxy statement of the Company which, subject to completion, will be used in connection with the extraordinary general meeting of the Company’s shareholders to be convened to vote on the Merger. Please refer to the preliminary proxy statement for more information about the Merger, the Company and the other participants in the Merger, including the effects of the Merger on the Company and the effects on it if the Merger is not completed.

Convertible Note Settlement

On May 5, 2018, the Company issued to FutureX Innovation SPC (the “FutureX”) a convertible note in the principal amount of $40.0 million due November 5, 2019 (the “Original Note”), and bearing interest at the rate of 2.80% per year. On March 3, 2020, the Company entered into an extension agreement with FutureX, pursuant to which the parties agreed, among other things, to extend the maturity date of the Note to May 31, 2020 (the Original Note as so amended and supplemented, the “Note”). The Company has not yet repaid the Note.

On October 22, 2020, the Company entered into a settlement agreement (the “Settlement Agreement”) in respect of the Note with FutureX, Parent, Merger Sub and KBSN.

Pursuant to the Settlement Agreement, the Company shall pay or cause to be paid to FutureX a lump sum amount in cash equal to US$46,000,000 (the “Settlement Amount”) on the earliest of (i) the closing of the Merger pursuant to the Merger Agreement, or any other transaction having a similar effect, (ii) the termination of the Merger Agreement, and (iii) March 31, 2021, which may be extended to June 30, 2021 by mutual written consent of the Company and FutureX solely for the purpose of satisfying certain closing conditions set forth in the Merger Agreement (such earliest date, the “Settlement Date”). The equity commitment by KBSN under the equity commitment letter issued by KBSN on September 30, 2020 to Gridsum Group Limited and Parent in connection with the Merger Agreement is permitted to be used to fund the Settlement Amount. Upon full payment of the Settlement Amount in accordance with the Settlement Agreement, the Company will be deemed to have satisfied and discharged in full and be released from its obligations under the Note.

Under the Settlement Agreement, FutureX agrees that, between October 22, 2020 and the Settlement Date, it will not initiate any arbitration proceedings in Hong Kong or serve any statutory demand on the Company in the Cayman Islands, or engage in any other punitive legal or other action against the other parties to the Settlement Agreement which would prevent the consummation of the Merger in accordance with the Merger Agreement, in each case based on any claim arising from any event of default or breach for non-payment of principal or interest under the Note.

COVID-19

Since the beginning of 2020, China has experienced an outbreak of COVID-19, a disease caused by a novel and highly contagious form of coronavirus, which then spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.”

Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, travel restrictions and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a substantial list of sectors and countries. The foregoing adversely affected business confidence, consumer sentiment and economic activity, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of the coronavirus is also likely to have broader macroeconomic implications, including reduced levels of economic growth and possibly a global recession, the effects of which will likely be felt well beyond the time the spread of infection is contained.

Substantially all of the Company’s operations are conducted in China and substantially all of the Company’s revenues are generated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. From January 2020 to February 2020, the Company temporarily closed all of its corporate offices and requested all employees to work remotely. This outbreak of communicable diseases has caused, and may continue to cause companies, including the Company and certain of its customers, and other stakeholders, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration.

In particular, the outbreak of COVID-19 has caused a significant number of the Company’s marketing automation customers to reduce their marketing budgets, which has negatively affected the Company’s marketing-related solutions revenues and financial performance generally. Consequently, the COVID-19 outbreak and any measures to combat the spread of the virus, and their aftermath, has adversely affected, and may continue to adversely affect, the Company’s business operations, financial condition, operating results and cash flow.

Following the outbreak of COVID-19, the Company has seen particular and immediate impacts in its operations, including a significant slowdown in the customer sales origination and renewal cycle, increased timeframes to accomplish key tasks and incremental challenges in collecting accounts receivable in a timely manner. It has hence caused material negative impacts to the Company’s net revenues and liquidity position. The Company expects these and other negative impacts as a result of COVID-19 to continue to adversely affect our business operations, results of operation and financial position through 2020 and potentially in future periods, and the magnitude of the impact will depend on future developments, which are highly uncertain and cannot be predicted.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. Dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance. Investors are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure. A reconciliation of these non-GAAP financial measures to their closest U.S. GAAP financial measures appears at the end of this release.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the substantial doubt about our ability to continue as a going concern, duration and impact of the COVID-19 pandemically, general economic conditions in China, unexpected difficulties in pursuit of our business strategy, unpredictable demand for solutions we have developed, difficulties keeping and strengthening relationships with existing customers or expanding our customer base, availability of additional capital when needed, uncertainties associated with our repayment or settlement of indebtedness, and uncertainties as to how the Company’s shareholders will vote at the extraordinary general meeting in connection with the Merger, the possibility that competing offers will be made, the possibility that financing for the Merger may not be available, the possibility that various closing conditions for the Merger may not be satisfied or waived, and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by the Company. Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum
ir@gridsum.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
Email: Eyuan@christensenir.com

In U.S.
Mr. Tip Fleming
Phone: +1 917 412 3333
Email: tfleming@christensenir.com

GRIDSUM HOLDING INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unaudited)

	As of
	December 31,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	25,206	10,420	1,475
Restricted cash	1,389	40	6
Accounts receivable, net	191,299	141,191	19,984
Prepayments and other current assets	117,269	100,846	14,274
Notes Receivable	3,753	1,144	162
Total current assets	338,916	253,641	35,901
Non-current assets:
Investment in associates	5,000	5,000	708
Property, equipment and software, net	45,892	32,894	4,656
Intangible assets, net	19,735	18,616	2,635
Goodwill	537	537	76
Deferred tax assets	73,971	85,723	12,133
Operating lease right-of-use assets	112,921	93,107	13,178
Total non-current assets	258,056	235,877	33,386
Total assets	596,972	489,518	69,287

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank loan	38,000	39,151	5,541
Accounts payable	78,776	6,992	990
Salary and welfare payables	75,630	104,504	14,792
Taxes payable	115,990	113,819	16,110
Deferred revenues	11,328	32,770	4,638
Advances from customers	16,130	29,476	4,172
Accrued expenses and other current liabilities	95,701	173,484	24,555
Operating lease liabilities current	39,219	38,375	5,432
Convertible note	278,472	282,604	40,000
Total current liabilities	749,246	821,175	116,230
Non-current liabilities:
Long-term borrowing	99,274	106,390	15,059
Corporate bond	18,545	19,058	2,697
Deferred tax liabilities	175	156	22
Other non-current liabilities	1,248	1,248	177
Operating lease liabilities non-current	84,220	64,848	9,179
Derivative liabilitie non-current	1,974	2,003	283
Total non-current liabilities	205,436	193,703	27,417
Total liabilities	954,682	1,014,878	143,647

Shareholders’ (deficit)/equity:
Ordinary shares —Class A	31	31	4
Ordinary shares —Class B	202	202	29
Additional paid-in capital	1,272,959	1,294,110	183,169
Statutory reserve	12,903	12,903	1,826
Accumulated other comprehensive loss	(37,858)	(36,522)	(5,169)
Accumulated deficit	(1,615,338)	(1,796,084)	(254,219)
Total Gridsum shareholders’ (deficit)/equity	(367,101)	(525,360)	(74,360)
Non-controlling interest	9,391	—	—
Total shareholders’ (deficit)equity	(357,710)	(525,360)	(74,360)
Total liabilities and shareholders’ equity	596,972	489,518	69,287

GRIDSUM HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share and per ADS data, unaudited)

	For the Six Months Ended
	30-Jun-19	30-Jun-20	30-Jun-20
	RMB	RMB	USD
Revenues:
Enterprise	118,257	81,943	11,598
e-Government and other	11,901	48,467	6,860
Less: Business tax and surcharges	(1,757)	(1,029)	(146)
Net revenues	128,401	129,381	18,313
Cost of revenues	(37,792)	(44,572)	(6,309)
Gross profit	90,609	84,809	12,004
Operating expenses:
Sales and marketing expenses	(74,953)	(48,315)	(6,839)
Research and development expenses	(183,088)	(94,098)	(13,319)
General and administrative expenses	(116,764)	(89,986)	(12,737)
Total operating expenses	(374,805)	(232,399)	(32,894)
Losses from operations	(284,196)	(147,590)	(20,890)
Foreign exchange loss	(751)	18	3
Interest expense, net	(4,809)	(41,859)	(5,925)
Other (expense)/income, net	1,017	4,634	656
Amortization of debt discount	(19,931)	(7,388)	(1,046)
Gain on change in fair value of derivative liabilities	10,328	—	—
Loss before income tax	(298,342)	(192,185)	(27,202)
Income tax benefit	12,817	11,439	1,619
Net loss	(285,525)	(180,746)	(25,583)
Less: Net income (loss) attributable to non-controlling interests	(609)	—	—

Net loss attributable to Gridsum Holding Inc.	(284,916)	(180,746)	(25,583)
Net loss attributable to Gridsum’s ordinary shareholders	(284,916)	(180,746)	(25,583)

Net loss	(285,525)	(180,746)	(25,583)
Foreign currency translation adjustment, net of tax	10,032	1,336	189
Comprehensive loss	(275,493)	(179,410)	(25,394)
Less: Comprehensive income (loss) attributable to non-controlling interests	(609)	—	—
Comprehensive loss attributable to Gridsum Holding Inc.	(274,884)	(179,410)	(25,394)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	34,315,488	34,622,313	34,622,313
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(8.30)	(5.22)	(0.74)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(8.30)	(5.22)	(0.74)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share and per ADS data, unaudited)

	For the Six Months Ended
	30-Jun-19	30-Jun-20	30-Jun-20
	RMB	RMB	USD
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(284,916)	(180,746)	(25,583)
Share-based compensation	31,384	21,069	2,982
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(253,532)	(159,676)	(22,601)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	34,315,488	34,622,313	34,622,313
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(8.30)	(5.22)	(0.74)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(8.30)	(5.22)	(0.74)
Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(7.39)	(4.61)	(0.65)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(7.39)	(4.61)	(0.65)

Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(285,525)	(180,746)	(25,583)
Interest expense, net	4,809	41,859	5,925
Income tax expenses	(12,817)	(11,439)	(1,619)
Depreciation and amortization expenses	18,158	24,811	3,512
EBITDA	(275,375)	(125,515)	(17,765)
Share-based compensation	31,384	21,069	2,982
Adjusted EBITDA	(243,991)	(104,446)	(14,783)